EXHIBIT 99.2
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===============================================================================







                               [GRAPHIC OMITTED]


                              V E R M I L L I O N

                                 ENERGY TRUST






                2005 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS


                           AMENDED NOVEMBER 15, 2006





===============================================================================

-------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

The following management's discussion and analysis (MD&A) has been amended to enhance the disclosure relating to the assessment of the Trust's disclosure controls and procedures by Vermilion's officers as of the end of the period covered by this MD&A. Please see Disclosure Controls and Procedures on page 13 of this MD&A.

Although the MD&A has been updated to reflect material events that occurred subsequent to the original filing date of March 20, 2006, readers should review Vermilion's subsequent public filings available through SEDAR including the MD&A documents filed for the first, second and third quarters of 2006.

The following MD&A is dated February 15, 2006 and relates to Vermilion's operating and financial results for the years ended December 31, 2005 and 2004. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per unit and funds from operations which are expressed before changes in non-cash working capital and is used by the Trust to analyze operating performance, leverage and liquidity. These terms are not defined by Generally Accepted Accounting Principles ("GAAP"). Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust's cash flow statement as "funds from operations" and is reconciled to net earnings.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

HIGHLIGHTS ($M EXCEPT PER UNIT AMOUNTS)                                                    2005          2004*         2003*
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                                                            $   529,938     $  354,525     $ 314,146
Net earnings from continuing operations                                                 158,471         66,010        44,962
Net earnings                                                                            158,471        127,513        43,477
   Per unit basic                                                                          2.57           2.12          0.82
   Per unit diluted                                                                        2.49           2.07          0.81
Funds from operations                                                                   278,165        170,179       144,761
   Per unit                                                                                4.50           2.83          2.73
Return on equity (%)                                                                       37.4           34.0          12.0
Total assets                                                                          1,111,739        844,602       780,589
WTI (US$/bbl)                                                                             56.56          41.40         31.04
AECO (CDN$/mcf)                                                                            8.77           6.56          6.69
Realized price ($/boe)                                                                    53.48          39.48         37.52
Cash flow netback ($/boe) (1)                                                       $     30.15     $    20.19     $  17.29
-----------------------------------------------------------------------------------------------------------------------------

(1) 2003 netbacks are calculated including the impact of $25.6 million of reorganization costs

2005 SUMMARY OF QUARTERLY RESULTS ($M EXCEPT PER UNIT AMOUNTS)              Q1               Q2             Q3            Q4
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                                             $  108,715      $   117,360     $  149,877     $ 153,986
Net earnings                                                            25,990           32,585         50,118        49,778
   Per unit basic                                                         0.43             0.53           0.81          0.80
   Per unit diluted                                                 $     0.41      $      0.53     $     0.79     $    0.78
-----------------------------------------------------------------------------------------------------------------------------

2004 SUMMARY OF QUARTERLY RESULTS ($M EXCEPT PER UNIT AMOUNTS)              Q1               Q2             Q3            Q4
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                                             $   77,610      $    87,420     $   96,260     $  93,235
Net earnings from continuing operations*                                10,797           19,309         14,902        21,002
Net earnings*                                                           11,625           78,184         14,902        22,802
   Per unit basic*                                                        0.20             1.31           0.25          0.38
   Per unit diluted*                                                $     0.19      $      1.28     $     0.24     $    0.37
-----------------------------------------------------------------------------------------------------------------------------

*  Restated stock compensation expense (Note 11)


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                            2

QUARTERLY RESULTS

Quarterly results in 2005 have improved due to the Australia acquisition which was completed at the end of the first quarter of 2005. In addition, WTI prices in the last half of 2005 were approximately US$10.00 per barrel higher than the first half of 2005. The increase in earnings in the three months ended June 30, 2004 relates to the sale of Aventura for a net gain of $68.0 million.

FOURTH QUARTER 2005

Revenue for the three months ended December 31, 2005 increased 65% over the three months ended December 31, 2004. This increase is due to an increase in production resulting from the acquisition of assets in Australia as well as increased prices received. WTI increased 24% quarter over quarter and AECO increased 74% in the same period. Earnings increased significantly due mostly to the increase in revenues. In December 2005, the Trust's ownership in Verenex was decreased to approximately 49% and the Trust discontinued consolidating Verenex effective December 15, 2005. Prior periods have not been restated.

OPERATIONAL ACTIVITIES

CANADA

In Canada, the Trust participated in the drilling of 66 wells (30.4 net) resulting in 19 gas wells (10.7 net), 1 oil well (0.5 net), 2 abandoned wells (0.6 net) and 44 standing wells (18.6 net) awaiting further evaluation, completion or tie-in. Of the total wells drilled in 2005, 55 (24.0 net) were related to the CBM / shallow gas program, which achieved a 100% success rate.

In addition to the Trust's drilling operations, an additional 21 wells were drilled on Vermilion lands by third party operators through farm-out arrangements. Vermilion maintained an overriding royalty of small working interest in these wells.

FRANCE

Vermilion drilled and completed three new La Torche wells and re-entered and completed the Champotran 23 well which was temporarily abandoned in 2004, all in the Paris Basin. Average production rates from these wells were approximately 180 boe/d per well, with each well adding approximately 400,000 bbls of reserves on a proved plus probable basis.

NETHERLANDS

The Trust installed 16 small diameter tubing strings to improve the deliverability of these gas wells. Vermilion completed major plant inspections and turn-arounds at its Harlingen and Garijp facilities and installed a new canal crossing for one of its delivery pipelines.

AUSTRALIA

Vermilion applied for and received government approval to operate the offshore Wandoo facilities. A modest debottlenecking of the topside facilities on the Wandoo B platform was successfully completed during the summer, which combined with a modified cycling program of these wells increased production by approximately 200 boe/d. Vermilion undertook a geological modeling study and a reservoir study to explore different avenues to increase production from this field.

PRODUCTION

Production  in Canada  during 2005  averaged  4,870 bbls/d of oil and NGL's and
38.4 mmcf/d of natural gas compared to 5,723 bbls/d of oil and NGL's and 46.4 mmcf/d of natural gas in 2004. Fourth quarter production averaged 4,522 bbls/d of oil and NGL's and 39.1 mmcf/d of natural gas, representing an annual decline of approximately 11% compared to fourth quarter 2004 volumes.

Production in France averaged 5,695 boe/d in 2005 a 5% decline compared to 6,018 boe/d production in 2004. Fourth quarter production averaged 6,096 boe/d and benefited from a recent recompletion and tie-in of new wells in the Champotran/La Torche field.

Production in the Netherlands, acquired in May 2004, averaged 4,812 boe/d for the year compared to 3,519 boe/d in 2004. Fourth quarter production from the Netherlands averaged 5,214 boe/d, representing an annual decline of approximately 7% compared to fourth quarter 2004 volumes.

Production in Australia, acquired in March 2005, averaged 3,391 boe/d for the year. Fourth quarter production in Australia averaged 4,294 boe/d.


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                            3

Total Trust production averaged 25,166 boe/d in 2005, compared to 22,990 boe/d in 2004. Production declines in Canada and France were offset with the acquisition of production in Australia and the full year of production in the Netherlands.

                       YEAR ENDED   DECEMBER 31, 2005      YEAR ENDED     DECEMBER 31, 2004     YEAR ENDED     DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
                            OIL &    NATURAL                    OIL &     NATURAL                    OIL &    NATURAL
                             NGLS        GAS     TOTAL           NGLS         GAS     TOTAL           NGLS        GAS      TOTAL
                         (bbls/d)   (mmcf/d)   (boe/d)       (bbls/d)    (mmcf/d)   (boe/d)       (bbls/d)   (mmcf/d)    (boe/d)
---------------------------------------------------------------------------------------------------------------------------------
Vermilion Energy Trust
     Canada                 4,870      38.39    11,268          5,723       46.38    13,453          6,678      59.96     16,671
     France                 5,478       1.30     5,695          5,763        1.53     6,018          6,018       1.51      6,271
     Netherlands (1)           28      28.70     4,812             13       21.03     3,519              -          -          -
     Australia (2)          3,391          -     3,391              -           -         -              -          -          -
---------------------------------------------------------------------------------------------------------------------------------
     Total                 13,767      68.39    25,166         11,499       68.94    22,990         12,696      61.47     22,942
=================================================================================================================================

(1)  Effective from May 19th, 2004
(2)  Effective from March 31, 2005

2005 QUARTERLY PRODUCTION (BOE/D)                                             Q1          Q2          Q3         Q4
--------------------------------------------------------------------------------------------------------------------
Canada                                                                    11,978      10,996      11,075     11,035
France                                                                     5,559       5,260       5,856      6,096
Netherlands                                                                5,225       3,789       5,018      5,214
Australia (1)                                                                  -       4,498       4,710      4,294
--------------------------------------------------------------------------------------------------------------------
Total                                                                     22,762      24,543      26,659     26,639
====================================================================================================================

(1)  Effective from March 31, 2005

2004 QUARTERLY PRODUCTION (BOE/D)                                             Q1          Q2          Q3         Q4
--------------------------------------------------------------------------------------------------------------------
Canada                                                                    15,055      13,502      12,875     12,398
France                                                                     6,262       5,991       5,869      5,954
Netherlands (1)                                                                -       2,882       5,553      5,593
--------------------------------------------------------------------------------------------------------------------
Total                                                                     21,317      22,375      24,297     23,945
====================================================================================================================

(1)  Effective from May 19th, 2004

CAPITAL EXPENDITURES

Capital spending for the year totalled $300.1 million compared to $161.2 million spent in 2004. Of this total, approximately $95.0 million relates to the acquisition in Australia, $91.6 million relates to the Glacier acquisition with the remainder spent on drilling and development activities.

CAPITAL EXPENDITURES ($M)                                                               2005        2004       2003
--------------------------------------------------------------------------------------------------------------------
Land                                                                                $  2,233    $    493   $  1,520
Seismic                                                                               12,116         787      1,272
Drilling and completion                                                               43,929      34,469     47,440
Production equipment and facilities                                                   25,111      15,757     11,887
Recompletions                                                                         21,163       9,999     12,861
Capitalized exploration administration                                                   267       1,670      2,061
--------------------------------------------------------------------------------------------------------------------
Drilling and development expenditures                                                104,819      63,175     77,041
Property acquisitions (dispositions)                                                  94,967      93,990     (1,294)
Corporate acquisitions                                                                91,613           -          -
Other                                                                                  8,711       4,084      3,819
--------------------------------------------------------------------------------------------------------------------
                                                                                    $300,110    $161,249   $ 79,566
====================================================================================================================

CAPITAL EXPENDITURES BY COUNTRY ($M)                                                    2005        2004       2003
--------------------------------------------------------------------------------------------------------------------
Canada                                                                              $141,022    $ 31,722   $ 33,511
France                                                                                50,649      35,028     30,469
Netherlands                                                                           12,434      94,499          -
Australia                                                                             96,005           -          -
Trinidad                                                                                   -           -     15,586
--------------------------------------------------------------------------------------------------------------------
                                                                                    $300,110    $161,249   $ 79,566
====================================================================================================================


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                            4

FINANCIAL REVIEW

The Trust (excluding Verenex Energy Inc. "Verenex") generated funds from operations of $87.9 million ($1.29 per unit) in the fourth quarter of 2005, compared to $47.5 million ($0.72 per unit) in the fourth quarter of 2004. The Trust's distributions in the fourth quarter totaled $31.8 million ($0.51 per unit) for a payout ratio of 36%. Cash flow (excluding Verenex) for the twelve months ended December 31, 2005 totaled $277.2 million ($4.07 per unit) compared to $169.8 million ($2.57 per unit) in the prior year. The full year distributions in 2005 totaled $126.2 million compared to $122.6 million in 2004. This represents a payout ratio of approximately 45% of total cash flow. Development capital expenditures during the fourth quarter of 2005 (excluding Verenex) were $27.2 million bringing the full year total to $102.6 million ($50.7 million in 2004). Vermilion took advantage of strong cash flow driven by high commodity prices to inject a further $25.2 million into the Trust's reclamation fund, increasing the fund to $42.2 million. Vermilion is committed to maintaining a source of funds available for abandonment and reclamation activities, such that future distribution and capital program decisions will not be impacted by these liabilities.

Vermilion's net debt as of December 31, 2005 was $244.9 million, less than 0.9 times trailing cash flow. Financial derivatives put in place by the Trust late in 2002 to protect against a fall in oil prices expired at the end of 2005. In 2005, Vermilion recorded a cash cost of approximately $41 million related to these financial instruments. Vermilion has changed its approach in its use of financial instruments and is currently using a combination of puts and collars to provide downside commodity price protection.

CASH FLOW NETBACKS

Cash flow was $278.2 million in 2005, up from $170.2 million in 2004. A higher average wellhead price was recorded in 2005 as a result of a 34% increase in AECO pricing and a 37% increase in average WTI pricing compared with 2004.

2005 CASH FLOW ($/BOE)               Q1            Q2          Q3           Q4          2005        2004       2003
----------------------------------------------------------------------------------------------------------------------
Oil and gas revenues             $53.36        $52.90      $61.42       $62.87        $57.94      $43.21     $39.90
Realized hedging losses           (3.98)        (4.29)      (5.13)       (4.36)        (4.46)      (3.73)     (2.38)
Royalties (net)                   (7.01)        (9.40)     (10.37)      (10.94)        (9.54)      (7.54)     (8.92)
Transportation                    (1.43)        (0.96)      (0.82)       (0.81)        (0.99)      (1.17)     (1.24)
Lifting costs                     (7.52)        (8.52)      (7.54)       (7.99)        (7.89)      (6.63)     (6.11)
----------------------------------------------------------------------------------------------------------------------
Operating netbacks                33.42         29.73       37.56        38.77         35.06       24.14      21.25
General and administration        (1.58)        (1.65)      (1.16)       (1.39)        (1.43)      (1.59)     (1.24)
Reorganization costs                  -             -           -            -             -           -      (1.05)
Interest                          (0.47)        (0.54)      (0.78)       (0.90)        (0.69)      (0.37)     (1.05)
Current and capital taxes         (3.40)        (3.12)      (3.95)       (0.52)        (2.71)      (2.03)     (0.59)
Foreign exchange                  (0.08)        (0.06)      (0.13)       (0.05)        (0.08)       0.04      (0.03)
----------------------------------------------------------------------------------------------------------------------
Cash flow netbacks               $27.89        $24.36      $31.54       $35.91        $30.15      $20.19     $17.29
======================================================================================================================

2004 CASH FLOW ($/BOE)               Q1            Q2          Q3           Q4
-------------------------------------------------------------------------------
Oil and gas revenues             $41.71        $44.21      $43.79       $43.04
Realized hedging losses           (2.84)        (3.34)      (4.35)       (4.23)
Royalties (net)                   (9.67)        (8.33)      (6.74)       (5.75)
Transportation                    (1.43)        (1.35)      (0.99)       (0.97)
Lifting costs                     (6.16)        (6.72)      (6.86)       (6.74)
-------------------------------------------------------------------------------
Operating netbacks                21.61         24.47       24.85        25.35
General and administration        (1.58)        (1.67)      (1.59)       (1.53)
Interest                          (0.69)        (0.39)      (0.17)       (0.26)
Current and capital taxes         (1.24)        (1.99)      (2.81)       (1.97)
Foreign exchange                      -          0.05        0.09            -
-------------------------------------------------------------------------------
Cash flow netbacks               $18.10        $20.47      $20.37       $21.59
===============================================================================

REVENUE

Total revenues in 2005 were $529.9 million compared to $354.5 million in 2004. Vermilion's combined crude oil & NGL price was $64.79 per bbl for 2005, an increase of 37% over the $47.26 per bbl reported in 2004. The natural gas price realized in 2005 was $8.28 per mcf compared to $6.53 per mcf realized a year ago, a 27% year-over-year increase.


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                            5

In the following chart, "Derivative instruments" is the amortization of the fair value loss of Vermilion's hedges in place as of January 1, 2004.

                                                    YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                2005              2004
-------------------------------------------------------------------------------
Crude oil & NGL's                                  $326,754          $199,060
Per boe                                              $64.79            $47.26
Natural gas                                         207,902           165,174
Per mcf                                               $8.28             $6.53
-------------------------------------------------------------------------------
Combined                                            534,656           364,234
Derivative instruments                               (4,718)           (9,709)
-------------------------------------------------------------------------------
Petroleum and natural gas revenue                  $529,938          $354,525
===============================================================================


DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following collars and puts in place at the end of 2005:

RISK MANAGEMENT: OIL                 FUNDED COST      BBLS/D           US$/BBL
-------------------------------------------------------------------------------
Collar - WTI
   Q1 2006                     US$0.50-$1.00/bbl       1,250   $53.00 - $72.75
   Q2 2006                           US$1.50/bbl         250   $53.00 - $73.90
Collar - BRENT
   2006                              US$1.00/bbl       1,000   $53.00 - $67.70
   Q3 2006                           US$1.00/bbl         250   $52.00 - $68.50
   Q4 2006                           US$1.50/BBL         250   $53.00 - $69.80
===============================================================================

RISK MANAGEMENT: NATURAL GAS         FUNDED COST        GJ/D             C$/GJ
-------------------------------------------------------------------------------
Collar
   Q1 2006                              $0.25/GJ       2,500    $9.50 - $16.00
   Feb-Mar 2006                         costless       2,500   $11.00 - $20.74
   Apr-Oct 2006                         $0.25/GJ       2,500    $8.00 - $15.00
Put
   Q1 2006                              $0.23/GJ       5,000            $10.50
===============================================================================

The impact of Vermilion's hedging program reduced cash netbacks by $4.46 per boe on a combined basis for the year ended 2005 compared to an economic hedging loss of $3.73 per boe in 2004. Oil hedging resulted in a $41.6 million cost for the year or $4.51 per boe. For 2004, oil hedging resulted in a $34.1 million cost for the year or $4.04 per boe. For the year the Trust recorded a net gain from its power hedges totalling $0.5 million or $0.05 per boe. In 2004 a currency hedge gain of $3.3 million or $0.39 per boe was recorded.

ROYALTIES

Total royalties, net of ARTC, increased to $9.54 per boe in 2005 or 16% of sales compared with $7.54 per boe or 17% of sales in 2004. The increase on a per boe basis is due to the impact of higher commodity prices. The decrease on a percentage basis is due to the fact there are no royalties paid in the Netherlands offset somewhat by a higher royalty rate in Australia. Contributing to the lower percentage is the fact that gas royalties in Canada have reached a plateau as prices have increased beyond the maximum royalty calculation. In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes, therefore as prices increase, the royalties, as a percentage of sales, decline. In Australia, royalties are reduced by capital reinvestment in the country. For 2005, Vermilion's capital program in Australia was minimal resulting in the Trust paying royalties at or near the maximum rate.

                                                      YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                               2005              2004
-------------------------------------------------------------------------------
Crude oil & NGL's                                 $ 61,322          $ 31,105
Per boe                                           $  12.16          $   7.39
Natural gas                                       $ 26,679          $ 32,450
Per mcf                                           $   1.06          $   1.28
-------------------------------------------------------------------------------
Combined                                          $ 88,001          $ 63,555
-------------------------------------------------------------------------------
Per boe                                           $   9.54          $   7.54
===============================================================================


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                            6

OPERATING COSTS

Operating costs increased to $7.89 per boe in 2005 from $6.63 per boe in 2004. The increase in the dollar amount of operating costs over 2004 was due to the acquisition of higher cost assets in Australia. In Canada, the significant activity levels in the industry combined with increased energy costs, have placed upward pressure on costs across the board. When combined with a reduction in production volumes due primarily to plant turnarounds, year over year increases in costs per boe have been experienced. In France, operating costs are down due to a reclassification of certain expenses in the fourth quarter of 2005. In the Netherlands, operating costs are up due primarily to a reduction in production volumes and extensive plant maintenance in the second quarter of 2005. Cost of operations in Australia averaged $9.09 per boe of production since acquiring the assets at the end of the first quarter.

                                                     YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                              2005              2004
-------------------------------------------------------------------------------
Crude oil & NGL's                                $ 39,060          $ 30,632
Per boe                                          $   7.75          $   7.27
Natural gas                                      $ 33,796          $ 25,285
Per mcf                                          $   1.35          $   1.00
-------------------------------------------------------------------------------
Combined                                         $ 72,856          $ 55,917
-------------------------------------------------------------------------------
Per boe                                          $   7.89          $   6.63
===============================================================================

TRANSPORTATION

Transportation costs, as presented in the statement of earnings, are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of Vermilion's Canadian oil production is sold at the wellhead. The majority of Vermilion's transportation costs are made up of boat charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from Ambes shipping terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion's production in these countries.

                                                    YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                             2005              2004
-------------------------------------------------------------------------------
Transportation                                    $9,136            $9,865
-------------------------------------------------------------------------------
Per boe                                           $ 0.99            $ 1.17
===============================================================================

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses for the year decreased to $1.43 per boe from $1.59 per boe in 2004. The decrease per boe is a result of the higher production volumes experienced in 2005.

                                                     YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                              2005              2004
-------------------------------------------------------------------------------
General and administration                        $13,241           $13,410
-------------------------------------------------------------------------------
Per boe                                           $  1.43           $ $1.59
===============================================================================

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $1.52 per boe was recorded in 2005 compared to $0.80 per boe for 2004. This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan ("Unit Rights Plan") and the Trust Unit Award Plan ("Award Plan").

From inception of the unit rights incentive plan until January 1, 2005, the Trust applied the intrinsic value methodology based on the initial asessment that the number of uncertainties regarding the reduction in the strike price of the rights precluded a reasonable estimate of the fair value of the rights on the date of grant.

Effective on January 1, 2005, the Trust prospectively applied the fair value based method of accounting for the rights plan.


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                            7

In the fourth quarter of 2005 however, it has been determined that, in the circumstances, the fair value methodology could be applied since inception of the plan rather than the intrinsic value methodology. The Trust has therefore computed a fair value estimate of the rights at the respective dates of grant and has retroactively restated its unit compensation expense back to the inception of the plan in 2003.

In March 2005, the Board of Directors established the new Award Plan to replace the existing Unit Rights Plan. The new Award Plan will result in directors, officers, employees and consultants of the Trust and its Affiliates being awarded a specified number of Restricted Units and the Units shall be designated as either a Restricted Time Based Award ("RTBA's") for which the number of awards is fixed or a Performance Based Award ("PBA's") for which the number of awards is variable. Payment in respect of Restricted Units that have vested shall be made by delivering Units or corresponding cash value to the Grantee. The fair value of the Awards will be recognized in earnings over the vesting period of the Awards outstanding.

                                                    YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                             2005              2004
-------------------------------------------------------------------------------
                                                                (Restated)
Unit compensation expense                       $ 14,000          $  6,738
-------------------------------------------------------------------------------
Per boe                                         $   1.52          $  $0.80
===============================================================================

INTEREST EXPENSE

Interest expense increased to $0.69 per boe in 2005 from $0.37 per boe in 2004 as a result of higher average debt levels in 2005 stemming from the purchase of the assets in the Netherlands in May of 2004, the Australia assets in the first quarter of 2005 and the Glacier acquisition in December 2005. The Trust's interest rates have remained steady over the year.

                                                   YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                            2005              2004
-------------------------------------------------------------------------------
Interest                                        $ 6,331          $  3,086
-------------------------------------------------------------------------------
Per boe                                         $  0.69          $   0.37
===============================================================================

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expense increased to $13.23 per boe in 2005 from $11.57 per boe in 2004. The increase is due mainly to the increase of finding and development costs in Canada and the increase in the asset retirement obligation, resulting primarily from the Australia acquisition.

                                                     YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                              2005              2004
-------------------------------------------------------------------------------
Depletion, depreciation and accretion           $ 122,098          $ 97,540
-------------------------------------------------------------------------------
Per boe                                         $   13.23          $  11.57
===============================================================================

TAXES

The Trust's current tax provision has increased to $2.71 per boe in 2005 from $2.03 per boe in 2004 and is due primarily to the increase in earnings generated by strong commodity prices. The current provision is based on an approximate $13.4 million tax liability in France, an approximate $3.6 million tax liability in the Netherlands and an approximate $7.4 million tax liability in Australia. The tax liability in Australia was allocated to the purchase price for the period from January 1 to March 31, 2005 in accordance with the allocation of revenues and expenses related to the Australia assets for that same time period. The Netherlands acquisition closed on May 19, 2004 resulting in only a partial tax payment in 2004 compared to a full period assessment this year. In Canada, it is anticipated that there will be no current taxes due with the exception of capital taxes which are assessed on an annual basis. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

                                                    YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                             2005              2004
-------------------------------------------------------------------------------
Current and capital tax                         $ 25,007          $ 17,108
-------------------------------------------------------------------------------
Per boe                                         $  $2.71          $   2.03
===============================================================================


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                            8

FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange loss of $0.12 per boe was recorded in 2005 with a gain of $0.16 per boe in 2004. The loss is mostly unrealized and relates to the impact of the strengthening Canadian dollar compared to the Euro on the foreign working capital.

                                                   YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                            2005              2004
-------------------------------------------------------------------------------
Foreign exchange loss (gain)                    $ 1,083          $ (1,285)
-------------------------------------------------------------------------------
Per boe                                         $  0.12          $  (0.16)
===============================================================================

EARNINGS

Net earnings from continuing operations in the year increased to $158.5 million or $2.57 per unit from $66.0 million or $1.10 per unit in 2004. The increase in earnings is due mainly to the record commodity prices realized in the year as well as the full year impact of the Netherlands operations and the impact of the operations in Australia acquired in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's debt (net of working capital) on December 31, 2005 was $244.9 million. Vermilion entered into an unsecured covenant based credit facility with a syndicate of chartered banks in July 2005. This $410 million facility is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year. In July 2006 this facility was increased to $500 million as a result of the reserves purchased in France (See Proposed Transaction).

LIQUIDITY AND CAPITAL RESOURCES                    2005        2004       2003
-------------------------------------------------------------------------------
Debt and working capital ($m)                  $244,889    $ 84,686   $131,498
Bank facility ($m)                             $410,000    $240,000   $240,000
Unused bank facility ($m)                      $165,111    $155,314   $108,502
Debt-to-cash-flow ratio (1)                        0.88        0.50       0.87
Debt-to-equity ratio (1)                           0.53        0.22       0.38
===============================================================================
(1)  Debt includes working capital

Vermilion has a long-term and short-term need for capital. Short-term working capital will be required to finance accounts receivable, crude oil inventory and other similar short-term assets. Short-term capital may also be used from time to time to fund cash distributions to maintain consistent monthly cash distributions to unitholders of the Trust. However, the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially three components in financing the capital needs of Vermilion: debt, equity and internally generated cash.

There is currently an active market for the equity financing of Canadian resource trusts. Accordingly, any future significant acquisition of producing properties is expected to be financed through additional bank debt combined with the issuance of trust units.

Internally generated cash is used primarily for distributions, internal capital requirements and contributions to the Trust's reclamation fund. Internal cash flow is significantly influenced by commodity prices. Other risks include exchange rates, interest rates and marketing opportunities, among others. For a thorough discussion of these risks and how they are managed by Vermilion, please see the section on Risk Management.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund will be funded by Vermilion Resources Ltd. and/or its operating subsidiaries. Contributions in 2005 totalled $25.2 million. Contributions are currently made on a barrel of oil equivalent of production basis in Canada, France the Netherlands, and Australia and are occasionally supplemented with lump sum contributions. Contribution levels to the reclamation fund will be reviewed on a regular basis and will be adjusted when necessary to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                            9

ASSET RETIREMENT OBLIGATION

At December 31, 2005, Vermilion had recorded an asset retirement obligation of $70.2 million for future abandonment and reclamation of its properties compared to $51.7 million in 2004. The increase is due to the liabilities recorded as a function of the asset acquisition in Australia.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the year distributing a total of $126.2 million compared to $122.6 million in 2004 before the impact of the Trust's DRIP program. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 35 continuous months of distributions at this level. Of the distributions paid in the year, approximately 86% will be taxed in the hands of taxable Canadian unitholders' as other income. The balance, considered to be a return of capital, is tax deferred and will reduce the adjusted cost base of trust units held by unitholders'.

The Trust defines distributable income as funds from operations. For 2005, the Trust has paid out 45% of its distributable income (72% in 2004).

UNITHOLDERS' EQUITY

During the year approximately 1.8 million units were issued on conversion of exchangeable shares, unit rights exercised, issued pursuant to the terms of the Trust's bonus plan and unitholders' participation in the distribution reinvestment plan. Unitholders' capital increased during the year by $26.6 million as a result of the issuance of those units and $4.2 million as a result of contributed surplus transfer on exercise of unit rights. This increase in equity was offset by cash distributions of $126.2 million in the year.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares in accordance with accounting requirements pursuant to EIC-151 (see Note 2 of the consolidated financial statements for further discussion). The intent of the new standard is that exchangeable shares of a subsidiary which are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

The exchangeable shares are transferable to third parties. In all circumstances, including in the event of liquidation or insolvency, holders of exchangeable shares will receive trust units in exchange for their exchangeable shares and as a result the exchangeable shares and trust units are considered to be economically equivalent. Therefore, the Trust does not believe that there is a permanent non-controlling interest as all exchangeable shares will ultimately be exchanged for trust units by passage of time whereby the exchangeable shares will be redeemed for trust units. Consequently, as the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013.

The non-controlling interest in 2005 of $38.8 million ($24.7 million in 2004) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2005 and 2004 net income, respectively, of $14.4 million and $10.1 million, represents the net income attributable to the exchangeable shareholders for 2005 and 2004. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.

As at December 31, 2005 there were 4.6 million exchangeable shares outstanding at exchange ratio of 1.37836 whereby 6.4 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable share holder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                           10

PROPOSED TRANSACTION

On October 18, 2005, Vermilion announced that a wholly-owned subsidiary entered into an exclusive arrangement with a French subsidiary of Exxon Mobil Corporation, to negotiate the purchase of its 89.886% shareholding in Esso Rep. On July 10, 2006, the Trust, through its France subsidiary completed the acquisition of the 89.886% interest in Esso Rep and on July 12, 2006 the remaining 10.114% interest in Esso Rep was acquired from another party resulting in an ownership interest of 100%. Please refer to Vermilion's MD&A and interim financial statements for the period ended September 30, 2006 as filed on SEDAR for additional information.

DISCONTINUED OPERATIONS

The Trust made a strategic decision to sell its interest in the Trinidad operations. On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust realized an estimated $68.0 million (net of tax) gain on the sale of shares, which was recorded in the second quarter.

RISK MANAGEMENT

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks. These risks include operational fluctuations in commodity prices, exchange rates, interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return. The primary objective of the risk management program is to support Vermilion's distributions and its internal capital development program. Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, Vermilion uses over-the-counter financial structures as well as fixed/collar structures as a part of physical natural gas sales. Vermilion has strict controls and guidelines in place and enacts transactions only with counter parties that have high credit ratings.

Vermilion maintains an insurance program consistent with industry practice to protect against losses from accidental destruction of assets, well blowouts, pollution and other potential business interruptions.

CURRENCY RISK

Vermilion's primary exposure to currency risk comes from a revenue stream that is denominated in U.S. dollars. Vermilion's exposure to fluctuations in the Euro and Australian dollar is limited primarily to reinvestment and repatriation of funds and forward-sale contracts can be used to mitigate these risks. The remaining cash flow from Vermilion's international operations is reinvested in each country, creating a natural hedge to the working capital and cash flow stream when they are converted to Euros and Australian dollars.

CRITICAL ACCOUNTING ESTIMATES

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.



2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                           11

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control. The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses for the year ended December 31, 2006.

                                                              CASH AVAILABLE FOR DISTRIBUTIONS       CASH AVAILABLE
                                                              PER UNIT AND EXCHANGEABLE SHARES    FOR DISTRIBUTIONS
---------------------------------------------------------------------------------------------------------------------
Change in crude oil price by Cdn$1.00/bbl                                           $     0.05       $  3.2 million
Change in natural gas price by Cdn$0.10/mcf                                         $     0.02       $  1.3 million
Change in interest rate by one point                                                $     0.03       $  2.0 million
Change in Cdn/U.S. foreign exchange rate by one point                               $     0.05       $  3.5 million
Change in cdn/euro foreign exchange rate by one point                               $     0.01       $  0.8 million
---------------------------------------------------------------------------------------------------------------------

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2005.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

ENVIRONMENT, HEALTH AND SAFETY

Vermilion remains committed to conducting its activities in an environmentally responsible manner, protecting the health and safety of its employees and the public in every country in which it operates. It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2005, Vermilion remained committed to the principles of the Environment, Health and Safety Stewardship Program set out by the Canadian Association of Petroleum Producers (CAPP). This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance, supplemented by progress reports to stakeholders.

Vermilion continued its commitment to protect land, water and air, as policies and procedures, demonstrating leadership in these areas, were maintained and further developed in 2005. Examples of accomplishments during the year included:

- Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
-    Monitoring long-term liabilities through regular inspections;
-    Continuing reductions in flaring and greenhouse gas emissions;
-    Minimizing waste products by reducing, recycling and recovering; and
- Continuing risk management efforts with detailed emergency-response planning.

Vermilion is a member of several organizations concerned with environment, health and safety, including the Western Canadian Air Shed and numerous area co-operatives.

In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at Board level and extends throughout the Trust. We believe good corporate governance is in the best interest of our unitholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees. We comply with the objectives and guidelines relating to corporate governance adopted by the Toronto Stock Exchange. In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada. A full examination of our corporate governance policies will be provided in our annual Information Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all unitholders on or before March 31, 2006.


2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                           12

SARBANES OXLEY UPDATE

On July 31, 2002, the United States Congress enacted the Sarbanes Oxley Act ("SOX") that applies to all companies registered with the Securities and Exchange Commission ("SEC"). On March 2, 2005, the Securities and Exchange Commission ("SEC") announced a one year extension of the compliance date for all foreign private issuers. As a result of this extension, Vermilion is currently required to comply with section 404 of the SOX legislation on December 31, 2006. Section 404 of the SOX legislation "Internal Controls Over Financial Reporting" requires that management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting process. The Trust currently has a comprehensive plan and a dedicated team of individuals in place to execute the plan of meeting the SOX Section 404 compliance date.

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion's officers, including the Chief Executive Officer and the Chief Financial Officer, have established and maintained disclosure controls and procedures which are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Trust's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the period covered by this MD&A, Vermilion's officers, including the Chief Executive Officer and the Chief Financial Officer, have evaluated and concluded that the Trust's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Trust's annual and interim filings (as such terms are defined under Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Trust, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.





2005 AMENDED ANNUAL MD&A - VERMILLION ENERGY TRUST                           13